Dechert LLP

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
JOSEPH R. FLEMING
joseph.fleming@dechert.com +1 617 728 7161 Direct +1 617 275 8392 Fax

November 22, 2010

VIA EDGAR

Deepak T. Pai, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Fidelity Aberdeen Street Trust (File No. 812-13502)

Dear Mr. Pai:

We are writing on behalf of Fidelity Aberdeen Street Trust and other applicants (the "Applicants") to respectfully request the withdrawal of the Applicants' application for an order under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 17(a) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1 thereunder (the "Application"). The Application was filed with the Securities and Exchange Commission on February 27, 2008.

Should you have any questions, please call me at (617) 728-7161.

Sincerely,

/s/ Joseph R. Fleming

Joseph R. Fleming

cc: Scott C. Goebel